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CUSIP No. 09622L102

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLUEFIRE ETHANOL FUELS, INC.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    09622L102

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 14, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,607,510
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,607,510
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,607,510
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_______________
(1) Based on 33,617,108 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.


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CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,607,510
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,607,510
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,607,510
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_______________
(1) Based on 33,617,108 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,607,510
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,607,510
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,607,510
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_______________
(1) Based on 33,617,108 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.


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CUSIP No. 09622L102

Item 1.

      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 4, 2008 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

      This Amendment No. 1 is being made to correct the amount and description of shares of Common Stock of the Issuer owned by the Reporting Persons at the time of the filing of the Initial Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment No. 1, each reporting person beneficially owns 11,607,510 shares of Common Stock, which are held of record by the Trust.

      (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

      (c) In addition to the shares of Common Stock as reported in the Initial
Schedule 13D, from January 30, 2007 to October 26, 2007, the Reporting Persons acquired shares of Common Stock in brokered transactions as follows:

                Date                  Number of Shares         Price Per Share
                ----                  ----------------         ---------------

             2007-01-30                   100,000                 $ 6.0566
             2007-03-16                     6,200                 $ 6.1045
             2007-03-19                     4,800                 $ 6.2464
             2007-03-20                    50,000                 $ 7.0307
             2007-03-21                    11,200                 $ 7.1178
             2007-03-26                     1,500                 $ 6.8127
             2007-03-27                     1,300                 $ 6.9715
             2007-03-29                     6,400                 $ 7.1600
             2007-06-22                     2,000                 $ 6.0100
             2007-06-25                     7,500                 $ 5.7100
             2007-06-26                     2,500                 $ 5.5600
             2007-06-26                     2,500                 $ 5.4900
             2007-06-27                     3,700                 $ 5.6573
             2007-06-28                     3,000                 $ 5.8648
             2007-06-29                     3,500                 $ 6.0498
             2007-07-02                     1,000                 $ 6.0540
             2007-07-03                     5,000                 $ 6.4100
             2007-07-05                    10,000                 $ 6.1760
             2007-07-06                     2,500                 $ 6.1100
             2007-07-09                     3,000                 $ 6.1600
             2007-07-10                     4,000                 $ 6.1100
             2007-07-11                     2,300                 $ 5.9600
             2007-07-12                     2,500                 $ 5.9204
             2007-07-13                       350                 $ 5.9600
             2007-07-16                     5,000                 $ 5.9840


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CUSIP No. 09622L102


                Date                  Number of Shares         Price Per Share
                ----                  ----------------         ---------------

             2007-07-17                       500                 $ 5.5512
             2007-07-18                       700                 $ 5.7100
             2007-07-19                     2,000                 $ 5.7600
             2007-07-20                     3,000                 $ 5.6700
             2007-07-23                     2,000                 $ 5.7100
             2007-07-24                     2,000                 $ 5.6300
             2007-07-25                     3,500                 $ 5.6100
             2007-07-26                     3,000                 $ 5.5775
             2007-07-27                     1,500                 $ 5.3748
             2007-07-30                       600                 $ 5.4600
             2007-07-31                     3,300                 $ 5.3200
             2007-08-01                     1,500                 $ 5.0400
             2007-08-02                     5,000                 $ 5.1295
             2007-08-03                     1,550                 $ 5.0915
             2007-08-06                     4,000                 $ 4.9788
             2007-08-07                    15,000                 $ 4.7433
             2007-08-08                     2,000                 $ 4.6800
             2007-08-09                       650                 $ 4.6992
             2007-08-10                    20,350                 $ 4.5275
             2007-08-13                    17,000                 $ 4.0387
             2007-08-14                    17,000                 $ 3.6894
             2007-08-15                    13,000                 $ 3.3715
             2007-08-16                     5,000                 $ 3.3600
             2007-08-17                    10,000                 $ 4.3600
             2007-08-20                    12,500                 $ 4.8600
             2007-08-21                     5,500                 $ 5.2100
             2007-08-22                    12,500                 $ 5.5426
             2007-08-23                     4,000                 $ 5.3600
             2007-08-24                     2,500                 $ 5.3100
             2007-08-27                     2,000                 $ 5.0100
             2007-08-28                     2,500                 $ 4.8634
             2007-08-29                     1,500                 $ 4.8933
             2007-08-30                     1,000                 $ 4.8376
             2007-08-31                     1,000                 $ 4.7600
             2007-09-04                     2,500                 $ 4.8257
             2007-09-06                     2,500                 $ 4.5548
             2007-09-07                     3,000                 $ 4.2948
             2007-09-10                     2,500                 $ 4.1774
             2007-09-11                     1,500                 $ 4.2230
             2007-09-12                     1,000                 $ 4.3600
             2007-09-13                     1,000                 $ 4.6600
             2007-09-14                       400                 $ 4.5600
             2007-09-17                     1,000                 $ 4.7600
             2007-09-18                     2,500                 $ 4.7932
             2007-09-19                     4,000                 $ 4.9643
             2007-09-20                     4,000                 $ 5.1036
             2007-09-21                     3,000                 $ 5.1788
             2007-09-24                     2,100                 $ 5.1100

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CUSIP No. 09622L102



                Date                  Number of Shares         Price Per Share
                ----                  ----------------         ---------------

             2007-09-25                     3,500                 $ 4.9653
             2007-09-26                     1,250                 $ 4.8667
             2007-09-27                     3,000                 $ 5.0100
             2007-09-28                     1,250                 $ 5.0300
             2007-10-01                     2,000                 $ 5.0200
             2007-10-02                     2,500                 $ 4.9912
             2007-10-03                     4,500                 $ 4.8203
             2007-10-04                     3,000                 $ 4.8647
             2007-10-05                     1,000                 $ 5.0000
             2007-10-08                     1,000                 $ 4.8100
             2007-10-09                     2,500                 $ 4.9163
             2007-10-10                       500                 $ 4.8600
             2007-10-11                     2,000                 $ 4.8800
             2007-10-12                     4,000                 $ 4.8200
             2007-10-22                       500                 $ 4.5010
             2007-10-23                     3,000                 $ 4.5100
             2007-10-24                     1,000                 $ 4.4600
             2007-10-25                     5,000                 $ 4.4981
             2007-10-26                     3,000                 $ 4.5523

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D.



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CUSIP No. 09622L102



SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: September 9, 2008          /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

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CUSIP No. 09622L102




                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D
       -------------------------------------------------------------------



      The undersigned agree that the Amendment No. 1 to Schedule 13D with respect to the Common Stock of Ascent Solar Technologies, Inc. is a joint filing being made on their behalf.


Dated: September 9, 2008          /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust